UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                               FORM 15

             Certification and Notice of Termination of Registration
           under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and
                  15(d) of the Securities Exchange Act of 1934.

                                                   Commission File No. 001-01105

                             AT&T CORP.

       (Exact name of registrant as specified in its charter)
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                      900 Routes 202-206 North
                    Bedminster, New Jersey 07921
                           (908) 221-2000
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

           7.00% Broadband Exchange Notes Due May 15, 2005
           7.50% Broadband Exchange Notes Due June 1, 2006
          7.75% Broadband Exchange Notes Due March 1, 2007
          6.00% Broadband Exchange Notes Due March 15, 2009
        8.125% Broadband Exchange Notes Due January 15, 2022
          8.125% Broadband Exchange Notes Due July 15, 2024
         8.35% Broadband Exchange Notes Due January 15, 2025
        8.625% Broadband Exchange Notes Due December 1, 2031
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            (Title of each class of securities covered by this Form)

                             See attached Schedule A
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   (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)    |X|     Rule 12h-3(b)(1)(i)   |X|
            Rule 12g-4(a)(1)(ii)   |_|     Rule 12h-3(b)(1)(ii)  |_|
            Rule 12g-4(a)(2)(i)    |_|     Rule 12h-3(b)(2)(i)   |_|
            Rule 12g-4(a)(2)(ii)   |_|     Rule 15d-6            |_|
            Rule 12h-3(b)(2)(ii)   |_|


Approximate number of holders of record as of the certification or notice date: none

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Pursuant to the requirements of the Securities Exchange Act of 1934, AT&T
Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  December 20, 2002            AT&T Corp.




                                        By: /S/  ROBERT S. FEIT
                                           Robert S. Feit
                                            Vice President--Law and Secretary

                                   SCHEDULE A

Common Stock, par value $1.00 per share

5.625% Notes Due March 15, 2004

New AT&T Notes Due 2004 (Series 1)

6.75% Notes Due 2004

New AT&T Notes Due 2004 (Series 2)

8.20% Medium Term Note, Series A Maturity Date 2/15/2005

7% Notes Due May 15, 2005

6.50% Senior Notes Due November 15, 2006

7-1/2% Notes, Due 2006

7-3/4% Notes Due March 1, 2007

6.00% Notes Due March 15, 2009

7.30% Senior Notes Due November 15, 2011

New AT&T Notes Due 2013

8-1/8% Debentures Due January 15, 2002

8.35% Debentures Due 2025

8-1/8% Debentures Due July 15, 2024

6.500% Notes Due March 15, 2029

8.00% Senior Notes Due November 15, 2031

8-5/8% Debentures Due December 1, 2031